Exhibit 4.5

Certain identified information has been excluded from this agreement because it both (i) is not material and (ii) is the type that the company treats as private or confidential.

SHARE PURCHASE AGREEMENT
 ("AGREEMENT")

dated

9 December 2025
("Signing Date")

between

1.	Blickfeld Holding GmbH with its seat in Berlin, Germany, registered with the commercial reg-ister of the local court (Amtsgericht) of Charlottenburg (Berlin), Germany, under HRB 260227 B

- "Seller" -

2.	Senstar GmbH with its seat in Maintal, Germany, registered with the commercial register of the local court of Hanau, Germany, under HRB 99111

- "Purchaser" -

3.	Dr. Mathias Muller [***]

- "Mathias Muller" -

4.	Rolf Wojtech [***]

- "Rolf Wojtech" -

- 1 through 4 together "Parties" and each individually a "Party" -

LIST OF ANNEXES

Annex	Description
Annex H‑1	VSOP
Annex H‑2	VSOP Option Holders
Annex H‑3	VSOP Calculation
Annex 2.3	Share Purchase Price Calculation
Annex 5.2.1c)	Key Employees
Annex 5.3.1	Termination Agreement
Annex 5.3.2	Managing Director Service Agreement Muller
Annex 5.3.3	Employment Agreement Wojtech
Annex 5.3.4	Shareholder Resolution Company
Annex 5.3.9	Receipt Closing Purchase Price
Annex 5.5.1	Closing Memorandum
Annex 6.1	Title Guarantees
Annex 6.2	Business Guarantees
Annex 6.3	Seller's Knowledge
Annex 7.3.1d)	Purchaser's Knowledge
Annex 7.3.2a	Data Room Index
Annex 7.3.2b	Safekeeping Instruction
Annex 8.1	Purchaser's Guarantees
Annex 11.3	Permitted Leakage

LIST OF DEFINITIONS

Definition	Section	Definition	Section
Additional VSOP Payment	Recitals (H)	Affiliate	11.3
Agreement	Title Page	Blickfeld Companies	Recitals (J)
Blickfeld Company	Recitals (J)	Blickfeld US	Recitals (J)
BMWE	5.2.1a)	Breach of Guarantee	7.1.1
Business Day	4.2	Business Guarantee Cap	7.4.2a)
Business Guarantees	6.2	Closing Actions	5.3
Closing Conditions	5.2.1	Closing Date	5.1.2
Closing Memorandum	5.5.1	Closing Purchase Price	2.2
Closing	5.1.1	Company	Recitals (A)
Company’s Account	2.5	Competing Activity	13.1.1a)
Cut‑off Date	Recitals (E)	Data Room Data Carrier	7.3.2
Data Room Index	7.3.2	De Minimis Amount	7.4.1
Due Diligence Documents	7.3.2	Earn‑Out Baseline Value	4.1.1
Earn‑Out Period	4.1.1	Earn‑Out Relevant Revenue	4.1.1
Earn‑Out Target Value	4.1.2	Earn‑out VSOP Payment	Recitals (H)
Effective Date	1.1	Escrow Account	3.1
Escrow Amount	2.2	Escrow Amount	3.1
Escrow Period	3.1	Exit Participation	Recitals (H)
Expert	4.4.4	Fundamental Guarantees	b)
Guarantee Claim	7.1.4	Guarantee Claims	7.1.4
Guarantee Notice	7.2.1	Leakage	11.3
Loan 1	Recitals (G)	Loan 2	Recitals (G)
Loan 3	Recitals (G)	Loan Agreement 1	Recitals (G)
Loan Agreement 2	Recitals (G)	Loan Agreement 3	Recitals (G)
Loan Agreements	Recitals (G)	Loan Indemnification Amount	11.5
Loan Purchase Price	2.1	Loan Receivables	Recitals (G)
Loans	Recitals (G)	MAC	5.2.1b)

Mathias Muller	Title Page	New Loan	11.5
New Loans	11.5	Notary	3.1
Objection Notice	4.4.2	Objection Period	4.4.2
Parties	Title Page	Party	Title Page
Permitted Leakage	11.3	Preliminary Earn‑Out Calculation	4.4.1
Preliminary VSOP Payment	Recitals (H)	Proposal	4.4.4
Purchaser	Title Page	Purchasers’ Guarantees	8.1
Relative	11.3	Releasing Parties	14
Relevant Claims	14	Research Allowance 2023	9.7
Retention Account	12.2	Retention Period	12.2
Revised Earn‑Out Calculation	4.4.2	Rolf Wojtech	Title Page
Scheduled Closing Date	5.1.2	Seller	Title Page
Sellers’ Account	2.4	Sellers’ Guarantees	6.2
Sellers’ Knowledge	6.3	Share Purchase Price Calculation	2.3
Share Purchase Price	2.1	Signing Date	Title Page
Sold Shares	Recitals (C)	Tax Authority	9.1.1
Tax Dispute	9.4.1	Tax Guarantees	9.8
Tax Returns	9.5	Taxes	9.1
Third Party Claim	7.2.2	Threshold Amount	7.4.1
Title Guarantees	6.1	Total Exit Participation Payment	Recitals (H)
Total Guarantee Cap	7.4.2b)	Total Purchase Price	2.1
Transaction	Recitals (I)	VAT	2.7
VSOP Adjustment Payment	Recitals (H)	VSOP	Recitals (H)

PREAMBLE

(A)
Blickfeld GmbH is a German limited liability company (Gesellschaft mit beschrankter Haftung) with its seat in Munich, Germany, registered with the commercial register of the local court of Munich, Germany, under HRB 231953 ("Company").

(B)	Object of the Company is the development, production and distribution of solutions for the col-lection and further processing of data, in particular three-dimensional distance data.

(C)
The Seller is the sole shareholder of the Company and holding 25,000 shares in the Company with a nominal value of EUR 1.00 each and with the consecutive numbers 121,500 through and including 146,499 ("Sold Shares"), representing 100% of the issued share capital of the Com-pany.

(D)
In 2024 the Company underwent restructuring insolvency proceedings (/nso/venzp/anverfah-ren). The proceedings were filed with the local court of Munich under 1507 IN 835/24. According to the restructuring part (gestaltender Tei/) of the insolvency plan (/nsolvenzplan) dated Sep-tember 12, 2024, with an addendum dated October 1, 2024, the share capital of the Company was reduced to zero and the Sold Shares were issued by way of a capital increase.

(E)
Insolvency proceedings were opened on 1 June•2024. Upon court approval of the insolvency plan on 24 October 2024, and such approval becoming legally effective on 11 November 2024 (the "Cut-off Date"), all quota-entitled creditors (/nso/venzg/aubiger) waived their claims against the Company to the extent such claims remained outstanding after receipt of all quota payments under the insolvency plan. Accordingly, all claims existing prior to the Cut-off date (including conditional, contingent, or hypothetical claims) have been settled at the insolvency rate (includ-ing payment after dissolution of the provisions in accordance with Section C.11.8 of the insol-vency plan), and any remaining amounts have been waived. Furthermore, it was resolved that quota-entitled creditors who did not participate in the proceedings remain subject to the statute of limitation set forth in section 259b Insolvency Code (/nsolvenzordnung, lnsO) and, that this provision shall also apply mutatis mutandis to disputed claims (Besondere Verjahrungsfrist). As a result, all quota-entitled claims existing as of the Cut-off-Date became time-barred as of 11 November 2025. The Company was released from the insolvency proceedings as of 4 Decem-ber, 2024.

(F)
The Purchaser is active in the development, manufacturing, and distribution of solutions for the collection and processing of data, in particular three-dimensional distance data, as well as re-lated businesses and the provision of services associated with this purpose.

(G)
The Seller granted the Company a shareholder loan in a nominal amount of EUR 1,250,000 ("Loan 1") under a loan agreement dated 22 October 2024 ("Loan Agreement 1"), a share-holder loan in a nominal amount of EUR 475,000 ("Loan 2") under a loan agreement dated 3 March 2025 ("Loan Agreement 2") and a shareholder loan in a nominal amount of EUR 150,000 ("Loan 3"; together with Loan 1 and Loan 2 the "Loans"), under a loan agreement dated 15 September 2025 ("Loan Agreement 3"; together with the Loan Agreement 1 and the Loan Agreement 2 the"Loan Agreements"). As at the Effective Date, the principal amounts of the Loans granted, including accrued but unpaid interest thereon, had a total balance of EUR 1,970,201.37, whereas the three Loans had the following balances (including accrued but unpaid interest thereon): Loan 1: EUR 1,336,535.24; Loan 2: EUR 483,026.76; Loan 3: EUR 150,639.37. All claims of the Seller for (re-)payment in connection with the Loans until (and including) the Effective Date, i.e. the outstanding principal amount and all interest accrued thereon but unpaid with a total balance of EUR 1,970,201.37 (but excluding the Loan Agree-ments as a legal contract), shall be collectively referred to as the "Loan Receivables". The Loan Agreements shall be terminated pursuant to section 5.3.1 as of the Effective Date and the Loan Receivables shall be sold and assigned to the Purchaser.

(H)
The Company has established (i) a general virtual share option program, (ii) a layoff-related virtual share option program, and (iii) an optional virtual share option program (together, the "VSOP"), copies of which are attached hereto as Annex (H)-1 for evidentiary purposes. The VSOP entitles the Option Holders (as defined in the VSOP) in case of an Exercise Event (as defined in the VSOP) to exercise their Virtual Options (as defined in the VSOP) in accordance with Section 6.4 of the VSOP and to demand the payment of an exit proceed participation in accordance with Section 7.1 of the VSOP from the Company ("Exit Participation"). The Parties acknowledge and agree that the Seller shall bear the economic burden of the VSOP, in partic-ular the payment of the Exit Participations to the Option Holders. If an Option Holder does not exercise his/her Virtual Options in accordance with Section 6.4 of the VSOP, i.e. within three months after receipt of the Exit Notification (as defined in the VSOP) by the Company, his/her Virtual Options forfeit pursuant to Section 4.4 of the VSOP. Annex (H)-2 contains a conclusive list of all persons that as of the Signing Date have been granted Virtual Options under the VSOP stipulating for each person the number of Virtual Options granted to him/her. Based on (i) a Share Purchase Price of EUR 8,719,798.63, (ii) the calculation methodology as laid down in Section 7 of the VSOP, (iii) the assumption that all Option Holders will exercise their options right and (iv) not (yet) taking into consideration any earn out payments or purchase price adjust-ments resulting from potential Guarantee Claim or indemnity claims of the Purchaser, the ag-gregate amount of the Exit Participation payments that is due and payable to all Option Holders under the VSOP amounts to EUR 876,279.46 (the "Total Exit Participation Payment"). The Parties agree that 87.79% of the Total Exit Participation Payment, i.e. an amount of EUR 769,325.86, (the "Preliminary VSOP Payment") shall be deducted from the Total Purchase Price. In addition, the Option Holders under the VSOP shall receive, subject to potential deduc-tions due to Guarantee Claim or indemnity claims, the remaining 12.21% of the Total Exit Par-ticipation Payment as an additional payment which shall however only be made two (2) years and 10 Business Days after the Closing Date and once the limitation periods for potential Guar-antee Claim or indemnity claims (if any) have expired (the "Additional VSOP Payment"). Under the assumption that no Guarantee Claims or indemnity claims did arise, the Additional VSOP Payment amounts to EUR 106,953.60 and the Seller shall pay the Additional VSOP Payment - or in case of Guarantee Claim and/or indemnity claims the respectively reduced amount - to the Purchaser by release from the Retention Account. In the event an Earn-Out becomes due and payable pursuant to the terms of this Agreement, the Purchaser shall procure that the Company shall, within a reasonable period of time after the determination of the Earn Out, calculate the earn-out related VSOP Payment pursuant to Section 7 of the VSOP (the "Earn-out VSOP Pay-ment"). Under the assumption of a full Earn-out, the Earn-out VSOP Payment amounts to EUR 102,840,00. The Seller shall pay to the Purchaser (i) the Additional VSOP Payment and (ii) the Earn-out VSOP Payment, in each case within a reasonable period of time after the re-spective VSOP payment has become, or would have become, due (together the "VSOP Ad-justment Payment"). The amounts of the VSOP Adjustment Payment have been calculated in accordance with Section 7 of the VSOP at Signing Date (see Annex (H)-3) and shall be adjusted accordingly to the final figures for the formula of Section 7 of the VSOP.

(I)
The Seller intends to sell and assign to the Purchaser the Sold Shares in the Company and the Loan Receivables. The Purchaser intends to accept the sale and assignment of the Sold Shares in the Company and the Loan Receivables by the Seller (the sales and assignments together the "Transaction").

(J)
Blickfeld North America Inc., a Delaware corporation ("Blickfeld US"), is a wholly owned sub-sidiary of the Company, with all of its shares held exclusively by the Company (Company and Blickfeld US together the "Blickfeld Companies" and each individually also a "Blickfeld Com-pany"). By the sale and transfer of the Sold Shares in the Company, the Purchaser will indirectly acquire full ownership of Blickfeld US.

Against this background, the Parties hereby agree as follows:

1.	Sale and Assignment

1.1
The Seller hereby sells to the Purchaser with economic effect as of 30 September 2025, 24:00 hours German Time, ("Effective Date") the Sold Shares in the Company (even if the number, designation or amount should deviate from Preamble (C)) as well as the Loan Receiv-ables and hereby assigns them to the Purchaser subject to the condition precedent of full pay-ment of the Closing Purchase Price to the Seller and the Escrow Amount to the Notary in ac-cordance with section 5.3.6 and 5.3.8. The Purchaser hereby accepts these sales and assign-ments.

1.2
The sales and assignments pursuant to section 1.1 comprise all ancillary rights appertaining to the Sold Shares and the Sold Loans, including the right to receive all profits of the current and, to the extent a distribution has not yet been made, previous fiscal years.

2.	Purchase Price

2.1
The purchase price which Purchaser has to pay for all Sold Shares is a fixed purchase price and amounts to EUR 8,719,798.63 in total ("Share Purchase Price"), and the purchase price which Purchaser has to pay for the sold Loan Receivables is a fixed purchase price and shall be equal to the nominal value of each Loan Receivable (plus accrued interest) on the Effective Date, amounting EUR 1,970,201.37 in total for all Loan Receivables ("Loan Purchase Price"); the Share Purchase Price and the Loan Purchase Price together amounting to EUR 10,690,000.00 referred to as the "Total Purchase Price".

2.2
The Total Purchase Price less a retention of EUR 400,000 (this retention "Escrow Amount") and less the Preliminary VSOP Payment of [***] (the Total Purchase Price minus the Escrow Amount and minus the Preliminary VSOP Payment the "Closing Purchase Price", totalling [***]) shall be due on the Scheduled Closing Date and shall be paid by the Purchaser to the Seller in the course of the Closing in accordance with section 5.3.6.

2.3
The Share Purchase Price has been calculated on a cash-debt free basis, adding the cash and cash-like items and deducting the debt and debt-like items from the enterprise value of the Com-pany, each as of the Effective Date. This calculation of the Share Purchase Price is attached as Annex 2.3 ("Share Purchase Price Calculation").

2.4
All payments owed to the Seller pursuant or in connection with this Agreement - other than the payments pursuant to section 3, which shall solely be made pursuant to said section and the provisions of the Escrow Agreement (as defined in section 3) - shall be paid free of costs and charges in immediately available funds (gleichtagige Gutschrift) by wire transfer to the following account of the Seller ("Sellers' Account"):

Account owner:	Blickfeld Holding GmbH
Bank:	[***]
IBAN:
BIC:

2.5
All payments owed to the Company pursuant or in connection with this Agreement shall be paid free of costs and charges in immediately available funds (gleichtagige Gutschrift) by wire trans-fer to the following account of the Company ("Company's Account"):

Account owner:	Blickfeld GmbH
Bank:	[***]
IBAN:
BIC:

2.6
Unless otherwise provided in this Agreement, each Party shall pay interest on any amounts due under or in connection with this Agreement at a rate of 5% p.a. from the due date until the date of payment. The Parties are free to claim further damages.

2.7
The Parties are of the opinion that the transaction/s contemplated by this Agreement is/are ex-empt from Value Added Tax pursuant to the German Value Added Tax Act (UStG) or any com-parable tax of any other applicable jurisdiction ("VAT"). The Seller undertakes not to opt for VAT. In the event that the competent Tax Authority/ies should disagree, the Total Purchase Price shall not include the VAT. In such case, the Purchaser shall be obligated to pay the applicable VAT to the Seller after the Purchaser received an invoice that complies with the respective legal requirements of the applicable jurisdiction.

3.	Escrow Account

3.1
The Purchaser shall pay an amount of EUR 400,000 (the "Escrow Amount") as part of the Purchase  Price  to  the  notarial  escrow  account  (Notaranderkonto)  with [***] (the "Notary", the escrow account in the following "Escrow Account"). The Escrow Account shall be held on behalf of the Seller and the Purchaser jointly for a period of twelve (12) months from the Closing Date ("Escrow Period"). The Escrow Amount shall secure all indemnifications claims of the Purchaser against the Seller of this Agreement, in particular any Guarantee Claims, claims based on any indemnification provided for in this Agreement, and claims arising out of or in connection with covenants provided for in this Agreement.

3.2	The Notary shall only release and pay out the Escrow Amount (or the relevant part thereof) to the Seller upon the occurrence of one of the following events, but not before end of the Escrow Period:

3.2.1	the Notary has received a confirmation in text form (e-mail sufficient) from the Purchaser that no indemnification obligation by the Seller exist; or

3.2.2
no notice in text form (email sufficient) specifying the facts or circumstances for Seller's indem-nification obligation and the estimated costs of remedy has been received by the Notary from the Purchaser; or

3.2.3
an indemnification notice pursuant to section 3.2.2 has been received by the Notary, but the Seller has provided the Notary with an expert opinion from a sworn and publicly appointed expert (vereidigter Sachverstandiger) evidencing that the fact entitling the Purchaser to an indemnifi-cation claim does not exist.

3.3
If the Purchaser submits an indemnification notice in accordance with section 3.2.2 or a notice regarding the set-off of the Escrow Amount against the Earn-Out VSOP Payment in accordance with section 4.2, the Notary shall withhold only an amount corresponding to the estimated in-demnification costs as specified in such notice. Any amount exceeding these estimated costs shall be released and paid out to the Seller at the end of the Escrow Period.

3.4
If, by end of the Escrow Period, the Notary has not received either (i) a confirmation from the Purchaser that no indemnification claims exist against the Seller or (ii) a final and binding court decision regarding the existence and/or amount of indemnification claim, the Notary shall re-lease and pay out the remaining Escrow Amount to the Seller, unless the Purchaser provides evidence that court proceedings have been initiated before the end of the Escrow Period.

3.5	The Notary shall act exclusively in accordance with the provisions of this Agreement with respect to the holding and release of the Escrow Amount. No separate escrow agreement shall be re-quired.

3.6	The Purchaser shall bear the costs for the Escrow Account.

4.	Additional Purchase Price (Earn-Out)

Subject to the following conditions of this section 4, in addition to the payment of the Total Pur-chase Price, the Seller shall be entitled to receive an additional purchase price ("Earn-Out") in amounts which shall be determined as follows:

4.1	The Earn-Out shall:

4.1.1
If the net revenue of the Company and Blickfeld US generated in the period commencing on the month following the Closing Date and ending 12 months thereafter ("Earn-Out Period"; the revenue generated during the Earn-Out Period the "Earn-Out Relevant Revenue") falls short of EUR [***] ("Earn-Out Baseline Value"), the Earn-Out shall equal EUR 0,00.

If the Earn-Out Relevant Revenue equals or exceeds EUR [***] ("Earn-Out Target Value"), the Earn-Out shall equal EUR [***]

4.1.2
If the Earn-Out Relevant Revenue equals or exceeds the Earn-Out Baseline Value but falls short the Earn-Out Target Value, the Earn-Out shall linearly increase from [***] to [***]. For clarification: In case the Earn-Out Relevant Revenue is [***], the Earn-Out shall be [***]; in case the Earn-Out Relevant Revenue is [***], the Earn-Out shall be [***] plus [***]

4.2
The Earn-Out shall be due (fa/fig) 20 banking days (in Frankfurt am Main, Germany) (each a "Business Day") following the date on which the Earn-Out Calculations have become final and binding for all Parties pursuant to section 4.4. The Purchaser shall be entitled to set off the Earn-Out VSOP Payment against the Earn-Out. If there is no Earn-Out or if the Earn-Out is insuffi-cient, the Purchaser shall, at its own discretion, be entitled to set off the Earn-Out VSOP Pay-ment against the Escrow Amount or to claim reimbursement from the Seller.

4.3
The Purchaser shall procure that, subject to section 4.5, the Company continues to conduct its business operations in the ordinary course of business within the Earn-Out Period. Until the Earn-Out has been determined, the Purchaser shall not take any action (or let the Company take any action) with the purpose of adversely affecting the ability of the Company to achieve the Earn-Out Relevant Revenue.

4.4	With regard to the calculation of the Earn-Out the following shall apply:

4.4.1
The Purchaser shall cause the Company's management to prepare the pre-liminary earn-out calculation ("Preliminary Earn-Out Calculation") within 15 Business Days after expiration of the Earn-Out Period and the Purchaser shall provide the Seller with the Preliminary Earn-Out Calculation (pdf copy by e-mail sufficient) within 15 Business Days after receipt of the Prelimi-nary Earn-Out Calculation. Purchaser shall ensure that the Seller and its advisers have access during normal office hours to all books, records, documents, and other financial information, in each case only to the extent reasonably required in order to assess the Preliminary Earn-Out Calculation. The Seller shall treat any financial or other information received under or in con-nection with this section 4.4.1 strictly confidential and shall only share any such information with its directors, officers, employees and professional advisors bound by confidentiality on a need to know basis.

4.4.2
The Seller must raise objections (if any) to the Preliminary Earn-Out Calculations within 15 Busi-ness Days.after receiving the Preliminary Earn-Out Calculations ("Objection Period") by provid-ing the Purchaser at least in text form with (i) an objection notice, specifying which item(s) in the

Preliminary Earn-Out Calculation is(are) disputed by the Seller and in general the grounds for such objections as well as (ii) a revised version of the Preliminary Earn-Out Calculation ("Re-vised Earn-Out Calculation") (together "Objection Notice"). If and to the extent that the Seller does not raise objections in accordance with this section 4.4.2, the Preliminary Earn-Out Calcu-lations shall become final and binding for all Parties.

4.4.3
If and to the extent the Seller objects to the Preliminary Earn-Out Calculations in accordance with section 4.4.2, the Purchaser and the Seller shall endeavor in good faith to resolve such objections. If the Purchaser and the Seller resolve the objections within 15 Business Days after the receipt of the Objection Notice by the Purchaser, they shall, within such 15 Business Day period, adjust the Preliminary Earn-Out Calculations in accordance with their agreement. The Preliminary Earn-Out Calculations shall, in this form, become final and binding for all Parties.

4.4.4
If and to the extent the Purchaser and the Seller do not resolve the objections within the 15 Busi-ness Day period pursuant to section 4.4.3, the Purchaser and the Seller may jointly appoint an internationally recognized accounting firm ("Expert"), to review the matter. If the Purchaser and the Seller are unable to agree on an Expert within 15 Business Days of Purchaser's request at least in text form to the Seller or Sellers' request at least in text form to the Purchaser, or if the joint appointment is not made within 15 Business Days of such request, the Institute of Char-tered Accountants in Germany (/nstitut der WirtschaftsprOfer in Deutsch/and e. V.), D0sseldorf, shall, at Purchaser's or Sellers' request at least in text form and after considering any proposals and comments from the Purchaser and the Seller, select an Expert by notice at least in text form to the Purchaser and the Seller ("Proposal"). The Expert named in the Proposal shall be ap-pointed jointly by the Purchaser and the Seller without undue delay. If such joint appointment is not made within 15 Business Days of receipt of the Proposal, the Purchaser individually on the one hand and the Seller on the other hand may each appoint the Expert with binding effect for all Parties.

4.4.5
The Purchaser and the Seller shall instruct the Expert in writing to determine the matters in dispute in accordance with the terms of this Agreement and, if necessary, to obtain an inde-pendent legal opinion, binding on all Parties in relation to the matters in dispute, as to the rele-vant legal provisions of this Agreement and their interpretation. Unless the Purchaser and the Seller jointly instruct otherwise, the Expert shall limit its decisions to the disputed issues and its decisions shall fall between the positions taken by the Purchaser and the Seller in the Prelimi-nary Earn-Out Calculation and the Objection Notice. On the basis of its findings and the undis-puted parts of the Preliminary Earn-Out Calculation and the Objection Notice, the Expert shall amend the Preliminary Earn-out Calculation to reflect its decision and determine the Earn-Out. The Expert's decision and the revised versions of the Preliminary Earn-Out Calculation shall be final and binding for all Parties. The Expert shall act as an expert determiner (Schiedsgutachter) within the meaning of sections 317 et seqq. of the German Civil Code (BGB) and not as an arbitrator (Schiedsrichter) and shall decide at its reasonable discretion in accordance with sec-tion 319 para. 1 German Civil Code (8GB).

4.4.6
The Purchaser and the Seller shall promptly provide the Expert with the Preliminary Earn-Out Calculation, the Objection Notice and such other books, records, documents, and other infor-mation as the Expert may reasonably require in order to make the necessary decisions and determinations. The Expert shall without undue delay provide the Purchaser or the Seller with copies of all books, records, documents, and other information provided to it by the Seller or the Purchaser, respectively. Before reaching a decision, the Expert shall give the Purchaser and the Seller an opportunity to present their respective views (recht/iches Gehor), including the possibility of at least one oral (virtual session allowed) hearing in the presence of the Purchaser, the Seller, and their advisers. Both Purchaser and Seller shall instruct the Expert to use its best endeavors to deliver to the Seller and the Purchaser the opinion at least in text form containing its decision and the reasons for its decision, together with its revised versions of the Preliminary Earn-Out Calculations as soon as practicable and, if possible, within 15 Business Days of its appointment.

4.4.7
The costs and expenses of the Expert shall be borne by the Parties in such proportions as the Expert shall in its discretion determine, taking into account the degree of success or unsuccess-fulness of the respective Party and by applying sections 91 et seq. of the German Code of Civil Procedure (Zivilprozessordnung, ZPO). Any costs and expenses of the Expert that become due prior to such decision shall preliminarily (i.e. until final determination pursuant to the preceding sentence) be borne in equal parts by the Purchaser on the one hand and by the Seller on the other hand.

4.5
In the event that in the period commencing on the Closing Date and ending 6 months thereafter, the Company's order backlog as per Closing Date plus new order in-take received after the Closing Date do not reach an amount of at least [***] , the Parties explicitly agree that in such event the Purchaser shall, at its sole discretion, be entitled, notwithstanding anything to the contrary in section 4.3 or otherwise in the Agreement, to undertake any and all measures to restructure the Company as the Purchaser deems necessary with immediate effect. Such measures may include, but are not limited to, changes to the corporate structure, mergers, de-mergers, spin-offs, the sale of assets, as well as any other corporate and/or business measures.

5.	Closing

5.1	Scheduled Closing Date, Closing Date

5.1.1
The consummation of this Agreement ("Closing") shall take place on the Scheduled Closing Date at the offices of the Notary in Stuttgart at 10.00 am German Time or at another place and/or time agreed upon by the Parties at least in text form.

5.1.2
The "Scheduled Closing Date" shall be the 5th Business Day following the day on which, for the first time, all Closing Conditions have been fulfilled or duly waived or such other day (that succeeds the day of fulfilmenUdue waiver of the Closing Conditions) agreed upon by the Parties at least in text form. The "Closing Date" is the end (24:00 hrs) of the day on which the Closing actually occurs.

5.2	Closing Conditions

5.2.1	The Parties shall be obligated to consummate this Agreement only if each of the following con-ditions ("Closing Conditions") has either been fulfilled or duly waived:

a)
The German Federal Ministry for Economic Affairs and Energy ("BMWE") has cleared the Transaction by written confirmation (a confirmation by email would be sufficient); or the BMWE has issued a Certificate of non-objection pursuant to Sec. 58 German For-eign Trade and Payments Ordinance (AWV); or the respective statutory periods under German investment control law (or, as the case may be, any statutory periods prolonged by mutual agreement) have expired and the BMWE has not prohibited the Transaction nor announced a further review of the Transaction so that the Transaction may be closed under German investment control law. If the Parties (before submission of a filing to the BMWE or after filing, having received a respective indication from the BMWE) (i) reach a common view that the Transaction does not trigger a filing obligation under German investment control law and (ii) mutually agree not to apply for a Certificate of non-objection of the BMWE, this Closing Condition is deemed to be fulfilled. This Clos-ing Condition cannot be waived.

b)
No MAC has occurred and no change, effect, development or circumstance has oc-curred that is reasonably likely to result in a MAC. "MAC" means any material adverse change, effect, development or circumstance relating to any Blickfeld Company's busi-ness, results of operations, assets, liabilities, permits, intellectual property rights or fi-nancial condition, which, in total and after considering any favorable events occurring, would result in a permanent decrease in the total value of the Blickfeld Companies of more than 20% of the Total Purchase Price.

c)
The Seller confirms to the Purchaser at least in text form (e-mail sufficient) that as of the Closing Date (i) none of the key employees listed in Annex 5.2.1c) and (ii) not more than 20% of the employees of the Company listed in Appendix 7.1 to Annex 6.2 of this Agreement, have terminated their respective employment relationship with the Com-pany or have until the Closing Date given notice of termination of their respective em-ployment agreements with the Company.

5.2.2
The Parties are obligated to work towards the immediate fulfilment of the Closing Conditions and to cooperate to this end. The Parties shall inform each other of the current status of the intended fulfilment of the Closing Conditions (including the fulfilment itself) and of any circum-stances that may prevent or delay the fulfilment of the Closing Conditions.

5.3	Closing Actions

At the Scheduled Closing Date, the Parties shall take the following actions ("Closing Actions")

in the following order:

5.3.1
The Seller shall provide the Purchaser a duly executed termination agreement between the Seller and the Company substantially in the form of Annex 5.3.1 by which the Loan Agreements are terminated as of the Effective Date.

5.3.2
The Seller and Mathias Muller shall provide the Purchaser with a duly executed version of the amended managing director service agreement between the Company and Mathias Muller, sub-stantially in the form of Annex 5.3.2.

5.3.3	The Seller and Rolf Wojtech shall provide the Purchaser with a duly executed version of the amended employment agreement between the Company and Rolf Wojtech, substantially in the form of Annex 5.3.3.

5.3.4
The Seller shall pass and provide the Purchaser with a copy of a duly executed resolution for the appointment (Beste/lung) of Fabien Haubert as managing director of the Company granting him joint representation power under exemption from the restrictions of Section 181 German Civil Code (BGB) with effect as of the Closing Date, substantially in the form of Annex 5.3.4.

5.3.5
The Seller shall provide the Purchaser (i) with a copy of a duly executed resolution for the ap-pointment (Beste/lung) of Fabien Haubert and/or any other persons designated by the Pur-chaser as additional members of the Board of Directors and/or (if applicable) as additional Pres-idents of Blickfeld US, granting the Purchaser control of Blickfeld US, each with effect as of the Closing Date, and (ii) evidence of amending the Bylaws and other necessary documents to consummate the aforementioned appointments as of Closing Date. The Parties are obligated to work towards the immediate preparation of this Closing Action and to cooperate for this purpose. The Parties shall inform each other of the current status of the fulfilment of this Closing Action and of any circumstances that may prevent or delay the fulfilment of this Closing Action.

5.3.6	The Purchaser shall pay the Closing Purchase Price to the Sellers' Account.

5.3.7	The Purchaser shall pay the Preliminary VSOP Payment to the Company's Account.

5.3.8	The Purchaser shall pay the Escrow Amount to the Notary.

5.3.9
Once the Closing Purchase Price is credited to the Sellers' Account, the Escrow Amount is credited to the Notary's Account and the Preliminary VSOP Payment is credited to the Company's Account, the Seller shall issue to the Purchaser a signed receipt substantially in the form of Annex 5.3.9.

5.4	Waiver

5.4.1
The Purchaser is entitled to waive by declaration at least in text form to the Seller the fulfil-ment/execution of the following Closing Conditions and Closing Actions: sections 5.2.1b) and c), 5.3.1 through and including 5.3.5, and 5.3.9.

5.4.2	The Parties may not waive the Closing Condition set forth in section 5.2.1a).

5.5	Closing Memorandum

5.5.1
After all Closing Actions have been taken or duly waived, the Parties shall sign a closing mem-orandum substantially in form of Annex 5.5.1 ("Closing Memorandum") and shall submit a copy of such Closing Memorandum to the Notary.

5.5.2
The Parties hereby jointly and irrevocably instruct the Notary (i) to submit, without undue delay after receipt of the copy of the Closing Memorandum and without further examination by the Notary, an updated shareholders' list of the Company pursuant to section 40 para. 2 German Limited Liability Companies Act (GmbHG) to the competent commercial register and (ii) to pro-vide the Parties and the Company with a copy of such list.

5.5.3
The Seller hereby authorises Purchaser with effect from receipt of the Closing Purchase Price on the Sellers' Account - under release from the restrictions imposed by section 181 German Civil Code (8GB) and with the right to grant sub-authorisations - to exercise all shareholder rights in connection with the Sold Shares, in particular to pass shareholder resolutions, including resolutions regarding the amendment of the articles of association. As of this point in time, the Seller shall, to the extent permitted by law, no longer exercise any shareholder rights in connec-tion with the Sold Shares themselves, unless the Purchaser instructs it to do so at least in text form. The power of attorney pursuant to this section 5.5.3 shall expire upon registration of the updated list of shareholders with the competent commercial register.

5.6	Long Stop Date

5.6.1	The Seller on the one hand and the Purchaser on the other hand shall each be entitled to rescind (zurOcktreten) this Agreement if

a)	the Closing Conditions (except the Closing Condition of section 5.2.1a) have not been fulfilled or duly waived within six months after the Signing Date; or

b)	the Closing Actions have not been completely performed or duly waived within two weeks after the Scheduled Closing Date.

5.6.2
Notwithstanding section 5.6.1a), if the Closing Condition of section 5.2.1a) has not been fulfilled until 31 March 2026 and if the Seller does not provide the Company with financial resources in the form of debt capital the Company requires to continue its business operations beyond 31 March 2026, each Party shall be entitled to rescind this Agreement if the Purchaser does not provide the Company with the necessary funds for the continuation of its business operations beyond 31 March 2026.

5.6.3	There is no right of rescission if

a)	in case of rescission by the Seller, the Seller and, in case of rescission by the Purchaser, the Purchaser is responsible for the occurrence of the reason for rescission; or

b)	Closing has occurred before receipt of the rescission notice.

5.6.4
The rescission shall be effected by declaration of the Seller or declaration of the Purchaser, as the case may be, at least in text form to the Purchaser or the Seller, as the case may be, with a copy for information purposes to the Notary. In the event of an effective rescission, (i) all obliga-tions between the Parties pursuant to this Agreement shall cease with the exception of the ob-ligations pursuant to this section 5.6.4 and sections 15 through (and including) 18 and (ii) any performance already rendered and measures already taken shall be reversed.

6.	Seller's Guarantees

6.1	Title Guarantees

The Seller hereby guarantees to the Purchaser by way of independent promises of guarantee irrespective of fault pursuant to section 311 para. 1 German Civil Code (8GB) (selbstandige, verschuldensunabhangige Garantieversprechen gemaf3 § 311 Abs. 1 BGB) that the statements set forth in Annex 6.1 ("Title Guarantees") are correct and not misleading as at the Signing Date and as at the Closing Date.

6.2	Business Guarantees

The Seller hereby guarantees to the Purchaser by way of independent promises of guarantee irrespective of fault pursuant to section 311 para. 1 German Civil Code (8GB) (selbstandige, verschu/densunabhangige Garantieversprechen gemaf3 § 311 Abs. 1 BGB) that the statements set forth in Annex 6.2 ("Business Guarantees", together with the Title Guarantees " Sellers' Guarantees") are correct and not misleading as at the Signing Date and as at the Closing Date.

6.3	Nature of Sellers' Guarantees

Sellers' Guarantees do not qualify as subjective requirements (subjektive Anforderungen), in particular not as quality agreements (Beschaffenheitsvereinbarungen), within the meaning of section 434 para. 1 and para. 2 German Civil Code (8GB) nor as warranties of condition (Beschaffenheitsgarantien) within the meaning of sections 443, 444 German Civil Code (8GB) but shall qualify as a contractual liability regime of its own kind (vertrag/iches Haftungsregime sui generis). Section 442 German Civil Code (8GB) and section 377 German Commercial Code (HGB) shall not apply to Sellers' Guarantees. For the purpose of Sellers' Guarantees, any fact or circumstance shall be deemed to exist to "Sellers' Knowledge" if, as at the Signing Date or as at the Closing Date, any of the individuals listed in Annex 6.3 knew (kannten) or should have known (hatte kennen massen) such fact or circumstance. Any attribution of knowledge or fault pursuant to section 166, 278 German Civil Code (8GB), including in the form of knowledge typically recorded in documents (typischerweise aktenmaf3ig festgehaltenes Wissen), shall be excluded.

7.	Remedies for Breach of Guarantee

7.1	Restitution in Kind, Compensation

7.1.1
If a Sellers' Guarantee is incorrect ("Breach of Guarantee"), the Seller shall put the Purchaser or, at Purchaser's discretion, the respective Blickfeld Company within four weeks after receipt of the Guarantee Notice into the position Purchaser or the respective Blickfeld Company, as applicable, would have been in had the Sellers' Guarantee been correct with the agreed content (restitution in kind - Natura/restitution).

7.1.2
If restitution in kind is not possible, not sufficient or not performed within the aforementioned period, the Purchaser is entitled to claim monetary compensation (Schadensersatz in Geld) to itself or, at its discretion, a Blickfeld Company.

7.1.3
Eligible for compensation are damages within the meaning of sections 249 et seqq. German Civil Code (8GB) including reductions in company value, foreseeable indirect and foreseeable consequential damages, with the exemption of unforeseeable indirect damages, unforeseeable consequential damages, lost profits as well as internal costs and expenses (e.g. labour and overhead costs).

7.1.4	Claims of the Purchaser for Breach of Guarantee are referred to collectively as "Guarantee Claims" and individually as "Guarantee Claim".

7.2	Notification Obligations

7.2.1
The Purchaser shall notify the Seller in reasonable time at least in text form if the Purchaser becomes, after the Closing Date, aware of any circumstances which may give rise to a Breach of Guarantee ("Guarantee Notice"). The Guarantee Notice shall set out the circumstances which have come to Purchaser's attention and the Breach of Guarantee which may result there-from. A culpable breach of these obligations by the Purchaser may constitute contributory neg-ligence within the meaning of section 254 German Civil Code (8GB).

7.2.2
If a claim is threatened or asserted by a third party which could constitute a Breach of Guarantee ("Third Party Claim") the Purchaser shall, without prejudice to section 7.2.1, be entitled to de-fend or procure that any Blickfeld Company defends itself against the Third Party Claim. The Purchaser shall keep the Seller continuously informed, at least in text form, of the material status of the defence, including all time limits, and provide them with copies of the relevant pleadings and procedural documents. Without the consent of the Seller, the Purchaser shall (i) not settle (vergleichen) any Third Party Claim and (ii) not admit (anerkennen) any Third Party Claim. The consent of the Seller shall be deemed to have been given if (i) the consent is withheld without reasonable cause or (ii) the Seller does not declare, within two weeks of a request to do so by the Purchaser and indicating its reasons, at least in text form whether it gives or withholds its consent. A culpable breach of these obligations by the Purchaser may constitute contributory negligence within the meaning of section 254 German Civil Code (8GB).

7.3	Exclusion

7.3.1	The Seller shall not be liable for the Breach of Guarantee if and to the extent:

a)	the Purchaser received compensation from a third party, such as an insurance com-pany;

b)	the damages are compensated by advantages received by the Purchaser or any Blick-feld Company in connection with the relevant Breach of Guarantee (Vorteilsausg/eich);

c)
the Purchaser participated in causing (mitverursacht) the Breach of Guarantee within the meaning of section 254 para. 1 German Civil Code (8GB) or Purchaser or any Blick-feld Company failed to comply with the duty to mitigate damages (Schadensminder-ungspflicht) within the meaning of section 254 para. 2 German Civil Code (8GB); or

d)
as of the Signing Date or as of the Closing Date, any of the individuals of the Purchaser's sphere listed in Annex 7.3.1 knew (kannten) or should have known (hatte kennen miissen) a fact or circumstance constituting the Breach of Guarantee. Such individuals shall be deemed to have known or should have known a fact or circumstance only if in the view of an objective third person the facts or circumstances constituting the Breach of Guarantee were sufficiently and fairly disclosed in (i) the Due Diligence Documents or are reasonably identifiable from (ii) this Agreement (including its Annexes and Ap-pendixes). Any attribution of knowledge or fault pursuant to section 166, 278 German Civil Code (8GB), including in the form of knowledge typically recorded in documents (typischenNeise aktenma/3ig festgehaltenes Wissen), shall be excluded.

7.3.2
An index of the data room, displaying the documents in the data room including the Q&A and additional correspondence between the Company and Purchaser's Due Diligence advisors (in written form or via email) ("Data Room Index") is attached as Annex 7.3.2 a. On the Signing Date, the Parties handed over to the Notary two identical data carriers produced by the data room provider Securedocs with the entire data room content as of 1 December 2025, 12.35 pm, and labelled "Project Screen" ("Data Room Data Carrier") for safekeeping for 5 years as of the Closing Date and instructed the Notary to proceed with the Data Room Data Carriers only in accordance with the safekeeping instruction attached as Annex 7.3.2 b to this deed (the docu-ments stored on the Data Room Data Carriers "Due Diligence Documents").

7.4	Limitations

7.4.1
The Purchaser shall only be entitled to assert a Guarantee Claim if such claim - serial damages being considered as one case - exceeds EUR 20,000 ("De Minimis Amount") and the total amount of all Guarantee Claims exceeding the De Minimis Amount exceeds EUR 80,000 ("Threshold Amount"). If the De Minimis Amount and the Threshold Amount are exceeded, the Seller shall be liable for the full amount and not only for the amount exceeding the De Minimis Amount or the Threshold Amount. This section 7.4.1 does not apply to Fundamental Guaran-tees.

7.4.2	Sellers' liability for Guarantee Claims:

a)	based on any breach of Business Guarantees and Tax Guarantees other than Funda-mental Guarantees (as defined thereafter) is limited to 10 % of the Total Purchase Price ("Business Guarantee Cap");

b)	based on any breach of Fundamental Guarantees (as defined thereafter) is limited to 100 % of the Total Purchase Price ("Total Guarantee Cap").

The Title Guarantees of Annex 6.1 and the Business Guarantees as of sections 1 (Company Law Status), 15 (Ordinary Course), and 16 (No Leakage) of Annex 6.2 are defined as "Funda-mental Guarantees").For clarification: The Business Guarantee Cap and the Total Guarantee Cap are not to be added together. Rather, the Business Guarantee Cap is a separate limit of liability within the Total Guarantee Cap.

7.5	Limitation Periods

7.5.1
Any Guarantee Claim for breach of a Fundamental Guarantee shall be time-barred (verjahrt) 36 months after the Closing Date. Any Guarantee Claim for breach of a Business Guarantee (other than a Fundamental Guarantee) shall be time-barred (verjahrt) 24 months after the Closing Date.

7.5.2	Section 203 German Civil Code (BGB) shall not apply, not even by analogy, unless expressly agreed otherwise.

7.6	Misconduct, Fraud

Purchaser's rights due to misconduct or fraud by a Seller remain unaffected, and vice versa.

8.	Purchaser's Guarantees

8.1
The Purchaser hereby guarantees to the Seller by way of independent promises of guarantee irrespective of fault pursuant to section 311 para. 1 German Civil Code (BGB) (selbstandige, verschuldensunabhangige Garantieversprechen gema/3 § 311 Abs. 1 BGB) that the statements set forth in Annex 8.1 ("Purchasers' Guarantees") are correct as at the Signing Date and as at the Closing Date.

8.2
If a Purchaser's Guarantee is incorrect, section 7 shall apply mutatis mutandis, whereby (i) the Total Guarantee Cap but not the Business Guarantee Cap applies and (ii) the limitation period amounts to 36 months after the Closing Date.

9.	Tax Indemnification

9.1	"Taxes" shall mean:

9.1.1
all taxes imposed by a competent federal, state or local authority ("Tax Authority") within the meaning of section 3 para. 1 through para. 3 German Fiscal Code (AO) as well as taxes in ac-cordance with the relevant provisions of a foreign or supranational legal system;

9.1.2	all other domestic and foreign public law charges (e.g. chamber of commerce charges);

9.1.3	all domestic and foreign social security contributions;

9.1.4	any stamp duties;

9.1.5
all payment obligations (in particular repayment obligations) in connection with investment grants, investment subsidies, subsidies, grants, corona aid (Coronahilfen) and similar public-law grants and comparable domestic or foreign benefits;

9.1.6	any tax liability and civil law liability in connection with sections 9.1.1 through 9.1.5 (e.g. due to a contractual indemnification);

9.1.7	any statutory secondary liability in respect of any item within the meaning of sections 9.1.1 through 9.1.6; and

9.1.8
any interest, penalties, fines, (sur-)charges and additions, including any ancillary tax obligations within the meaning of section 3 para. 4 German Fiscal Code (AO) as well as ancillary tax obli-gations in accordance with the relevant provisions of a foreign or supranational legal system, attributable to any item within the meaning of sections 9.1.1 through 9.1.7.

9.2	The Seller shall indemnify and hold harmless (freistellen) the Purchaser or, at Purchaser's dis-cretion, any Blickfeld Company from and against:

9.2.1
any Taxes assessed against any Blickfeld Company or payable by any Blickfeld Company which relate to any taxable event which occurred after the Cut-off Date but prior to or on the Effective Date or which relate to any Tax assessment period (Veran/agungszeitraum) and/or any Tax levying period (Erhebungszeitraum) ending after the Cut-off Date but prior to or on the Effective Date, it being understood that with regard to Tax assessment periods and Tax levying periods beginning before and ending after the Effective Date, the portion of Taxes attributable to the time period up to and including the Effective Date shall be determined as if the Effective Date was the end of a business year and the end of a Tax assessment period and Tax levying period;

for the sake of clarification it is agreed that this comprises any interest for Taxes incurred for the aforementioned Tax assessment periods and Tax levying periods prior to and until the Effective Date, even if such interest accrues after the Effective Date; and

9.2.2	all Taxes and other damages and expenses (including reasonable costs for advisors) resulting from any breach of a Tax Guarantee.

9.3	The Purchaser shall not have a claim under section 9.2 if and to the extent that the relevant Tax liabilities and other damages and expenses:

9.3.1	are paid until the Effective Date; or

9.3.2	have been accounted for in the financial statements as of the Effective Date as accrual (ROck-stellung) or liability (Verbindlichkeit); or

9.3.3
are the object of an effective, enforceable, and recoverable claim of any Blickfeld Company or Purchaser for a Tax refund (Steuererstattung) or an indemnification by a third party excluding own employees; or

9.3.4
are caused by circumstances which give rise to a corresponding reduction of Taxes at the level of any Blickfeld Company in any Tax assessment period and/or any Tax levying period after the Effective Date; for purposes of this exclusion the amount of any corresponding reduction of Taxes shall be discounted to the due date of the corresponding claim under Section 9.2 by applying a rate of 5.0% per annum.

9.4	The following shall apply with regard to the indemnification procedure:

9.4.1
Following the Closing Date, the Purchaser shall notify the Seller of any announced or ongoing Tax audits (steuer/iche BetriebsprOfung) or other administrative or judicial proceedings which may require indemnification by the Seller under section 9.2 (each such Tax audit or proceeding "Tax Dispute") without undue delay but in no event later than one month after the Purchaser has become aware of these facts. The notification shall be made at least in text form and shall comprise the essential facts on the object of the Tax Dispute. Furthermore, copies of all docu-ments of the Tax Authority or the court regarding the Tax Dispute must be enclosed.

9.4.2
The Seller shall be entitled, either by itself or represented by advisers of its choice and at its own expense, to participate in any Tax Dispute. The Seller shall notify the Purchaser at least in text form within four weeks as of receipt of the notice pursuant to section 9.4.1 of its intention to conduct or participate in a Tax Dispute. The Purchaser shall cooperate with the Seller and shall procure that any Blickfeld Company or its legal successors cooperate/s with the Seller in all stages of the Tax Dispute at Sellers' expenses. If the Seller does not enter into or participate in a Tax Dispute or the Purchaser is not notified of such decision, the Purchaser or any Blickfeld Company shall be entitled to pay, to agree on a settlement of or to contest the alleged Tax liabilities.

9.5
The Seller shall in relation to Taxes prepare and submit for all Blickfeld Companies all returns, applications, notifications, claims for refunds, and communications to be filed with any Tax Au-thority, including all explanatory notes and attachments thereto, (collectively "Tax Returns") that must be filed by or on behalf of any Blickfeld Company before the Closing Date. The Purchaser shall prepare, submit or have prepared and submitted by all Blickfeld Companies all Tax Returns to be submitted by or on behalf of all Blickfeld Companies after the Closing Date, however in the case of Tax Returns for the period up to the Effective Date only after review and approval by the Seller; the Seller may only withhold the approval if it resulted in significant economic disadvantages for it. Tax Returns for any periods before the Effective Date shall be prepared in line with Tax Returns of past Tax assessment periods and Tax levying periods unless statutory provisions state otherwise. The Purchaser shall be responsible for ensuring that all Tax Returns requiring review and approval by the Seller are received by the Seller no later than two weeks before expiration of the deadline for submission of the relevant Tax Returns. If there are differ-ences of opinion on the content of the Tax Returns, the right to decide on matters relating to Tax periods until the Effective Date ultimately lies with the Seller and for Tax periods thereafter with the Purchaser.

9.6
The Purchaser shall procure that, except as required by law or according to the opinion of any Tax Authority (especially in accordance with Tax decrees or Tax guidelines (Steuererlasse oder Steuerrichtlinien), neither the Purchaser nor any of its Affiliates (including, after Closing, all Blick-feld Companies):

9.6.1	takes any measure on or after the Closing Date that results in any Tax liability of the Seller or its Affiliates or in a reduction of Tax refund claims of the Seller;

9.6.2
exercises or amends any Tax option (Steuerwahlrecht), amends any Tax Returns, represents any Tax opinions, takes or refrains from taking actions or conducts transactions or restructurings that result in increased Tax liabilities of the Seller or its Affiliates in a reduction of Tax refund claims of the Seller.

9.7
Sections 9.1 to 9.6 apply mutatis mutandis in case of Tax refunds, i.e. the Purchaser shall pay out these Tax refunds to the Seller as additional purchase price. However, section 9.7 sentence 1 shall not apply to allowances in the meaning of section 9.1.5 except for the research allowance 2023 (Forschungszulage 2023) under the German Research Allowance Act (For-schungszu/agengesetz) ("Research Allowance 2023"). Regarding the Research Allowance 2023, the following shall apply:

9.7.1
If the Research Allowance 2023 will be paid out in cash to the Company between the Effective Date and the Closing Date, and no New Loan (defined in section 11.5) is taken out by the Com-pany between Signing Date and Closing Date, it shall be paid out by the Purchaser to the Seller as additional Share Purchase Price in an amount equal to the difference between the Com-pany's cash position as of the Closing Date and as of the Effective Date. If the total result of the subtraction is negative, then the result will be deemed to be zero.

9.7.2
If the Research Allowance 2023 will be paid out in cash to the Company between the Effective Date and the Closing Date, and New Loans are taken out by the Company between Signing Date and Closing Date, it shall be paid out by the Purchaser to the Seller as additional Share Purchase Price in an amount equal to the difference between the Company's cash position as of the Closing Date and as of the Effective Date, minus the New Loans.

If the total result of the subtraction is negative, then section 11.5 shall apply, i.e. the New Loans less the difference in Company's cash position as of the Closing Date and as of the Signing Date (which shall be deemed to be zero in case the cash difference is negative) shall be de-ducted from the Share Purchase Price.

9.7.3
For the definition of Company's cash position and the provision of and the approval on the bal-ance sheets stating Company's respective cash positions and the Research Allowance 2023 pay-out as well as for the recalculation of the Preliminary VSOP Payment, reference is made to section 11.5 sentence 3 to (incl.) 6 (mutatis mutandis, if applicable).

9.7.4
If the Research Allowance 2023 will be paid out to the Company in cash after the Closing Date, the Research Allowance 2023 shall be paid out by the Purchaser to the Seller as additional Share Purchase Price in complete under the condition that the Earn-Out Baseline Value (see section 4.1.1) is achieved. In this case, the payment shall be due together with the respective Earn-Out.

9.7.5
For the avoidance of doubt: The refund of the Research Allowance 2023 will not be paid out, in any case, to the extent this has been considered as a receivable in the financial statements as of the Effective Date.

9.7.6	For clarification purpose, see the following example calculations based on fictitious amounts:

9.7.7
Example 1: No New Loan is taken out between Signing Date and Closing Date: EUR 200,000 (Company's cash position at Closing Date) minus EUR 100,000 (Company's cash position at Effective Date)= EUR 200,000 minus EUR 100,000 = EUR 100,000 (EUR 100,000 to be paid by Purchaser to Seller as additional Share Purchase Price).

9.7.8
Example 2: A New Loan is taken out between Signing Date and Closing Date and cash differ-ence between Closing Date and Effective Date is equal or exceeds the New Loan: EUR 100,000 cash difference between Closing Date and Effective Date ((EUR 200,000 Company's cash po-sition at Closing Date) minus EUR 100,000 (Company's cash position at Effective Date)) minus EUR 50,000 New Loan= EUR 100,000 minus EUR 50,000 = EUR 50,000 (EUR 50,000 to be paid by Purchaser to Seller as additional Share Purchase Price).

9.7.9
Example 3: If a New Loan is taken out by the Company between Signing Date and Closing Date and the cash difference between Closing Date and Effective Date falls short the New Loan or the cash difference between Closing Date and Effective Date is negative: see the calculation examples in section 11.9.

9.8
The Seller hereby guarantees to the Purchaser by way of independent promises of guarantee irrespective of fault pursuant to section 311 para. 1 German Civil Code (8GB) (selbstandige, verschuldensunabhangige Garantieversprechen gemaf3 § 311 Abs. 1 8GB) that the following statements ("Tax Guarantees") are correct as for the period defined in section 9.2.1:

9.8.1
all Blickfeld Companies have duly and timely filed all Tax Returns which it is obligated to file and, to Seller's Knowledge, all Tax Returns filed by the Blickfeld Companies are complete and correct in terms of their contents in relation to the Tax law applicable at the time of filing of the respective Tax Returns;

9.8.2	all Blickfeld Companies have duly and timely paid or withheld and remitted all due Taxes;

9.8.3
all deliveries, services, and other transactions between any Blickfeld Company and its respec-tive shareholder or a related person or entity within the meaning of section 1 para. 2 German Foreign Tax Act (AStG) were made on the basis of and in accordance with a previously con-cluded written agreement whose terms, to Seller's Knowledge, comply with the arm's length principle; in this context, to Seller's Knowledge, all necessary documentation obligations have been fulfilled by the respective Blickfeld Company;

9.8.4
the Company does not maintain permanent establishments in jurisdictions other than Germany; the Blickfeld US does not maintain permanent establishments in jurisdictions other than the United States of America;

9.8.5
no Tax audits or similar proceedings or Tax (criminal) proceedings relating to Taxes of any Blickfeld Company are being conducted or have been announced by any Tax authority against any Blickfeld Company;

9.8.6
the Blickfeld Companies are not, and have never been, a member of any tax consolidation scheme or other fiscal unity (e.g. Organschaft), nor has any of the Blickfeld Companies entered into any tax sharing, tax allocation or similar agreement;

9.8.7	the Blickfeld Companies do not own and have not owned real estate; and

9.8.8
the Blickfeld Companies have, to Seller's Knowledge, maintained all material tax records, doc-uments and evidence required by applicable tax laws and such documentation is available for review by the Purchaser.

9.9
Any claim under this section 9 shall be time-barred (verjahrt) three months after the final and non-appealable assessment (formelle und materiel/e Bestandskraft) of the relevant Tax, how-ever, not before expiration of six months as of the Closing Date. Section 203 8GB shall not apply, not even by analogy, unless expressly agreed otherwise. Section 7.5 shall not apply.

For claims in connection with Taxes, section 9 shall take precedence over other provisions of this Agreement. However, the provisions regarding limitations of liability and exclusions of liability pursuant to sections 7.3 and 7.4 shall also apply to Taxes, however for claims in con-nection with Taxes the De Minimis Amount in section 7.4.1 shall be EUR 10,000 and the Thresh-old Amount in section 7.4.1 shall be EUR 50,000.

10.	Restitution in Kind, Compensation, Exclusion of other Remedies

10.1
Any restitution in kind or compensation in cash by the Seller to the Purchaser, for instance due to Breach of Guarantee or based on an indemnification under this Agreement, shall, in the rela-tionship between the Seller and the Purchaser, be treated as a reduction of the purchase price. Any such restitution in kind or compensation in cash by the Seller directly to any Blickfeld Com-pany shall, in the relationship between the Seller and the Purchaser, be treated as a reduction of the purchase price and, in the relationship between the Purchaser and the respective Blickfeld Company, be treated as a shareholder contribution (Gesel/schaftereinlage). Any restitution in kind or compensation in cash by Purchaser to the Seller, for instance due to a breach of Pur-chaser's Guarantees, shall, in the relationship between the Purchaser and the Seller, be treated as an increase of the purchase price.

10.2
If any restitution in kind or compensation in cash pursuant to this Agreement is subject to Taxes at the level of the Purchaser, any Blickfeld Company or the Seller, such restitution in kind or compensation in cash shall be increased in a way that the Purchaser, any Blickfeld Company or the Seller, as applicable, are, after deduction of the relevant Taxes, left with an amount that equals the amount which would have been received without the relevant Tax.

10.3
Unless expressly stated otherwise in this Agreement, the remedies provided for by sections 7, 9 and 10 shall be the exclusive remedies available to the Purchaser with regard to status, qual-ity, and condition of any Blickfeld Company, including its legal relationships, assets, liabilities, and businesses operations. In particular, unless expressly stated otherwise in sections 7, 9 and 10, Purchaser's statutory rights with respect to status, quality, and condition of any Blickfeld Company (i) to rescind (zurUcktreten) or otherwise unwind this Agreement (e.g. by way of gro/3er Schadenersatz or Schadenersatz statt der Leistung), (ii) to claim compensation due to the de-fectiveness of the object of purchase pursuant to sections 437 to 441 German Civil Code (8GB), (iii) based on breach of pre-contractual obligations (culpa in contrahendo) including claims un-der sections 241 para. 2, 280 para. 1, 311 para. 2 and/or para. 3 German Civil Code (8GB), (iv) based on cessation or frustration of contract (Wegfall oder Storung der Geschaftsgrundlage) pursuant to section 313 German Civil Code (8GB), and (v) based on tort including claims under sections 823 et seqq. German Civil Code (8GB) shall be excluded. Rights due to fraud (arglis-tige Tauschung) or willful misconduct (Vorsatz) remain unaffected.

11.	Covenants until Closing

11.1
As of the Signing Date and until the Closing Date, the Seller will not - and shall procure that all Blickfeld Companies will not - take any action that could (i) detrimentally affect, jeopardize or prevent the consummation of this Agreement or (ii) result in a Breach of Guarantee. As of the Signing Date and until the Closing Date, the Parties will immediately notify each other of any circumstance that becomes known to them and that could detrimentally affect, jeopardize or prevent the consummation of this Agreement or that could result in a Breach of Guarantee.

11.2
The Seller shall procure and guarantee irrespective of fault that the Blickfeld Companies conduct its respective business operations, as of the Signing Date and until the Closing Date, in the ordinary course of business, consistent with past practice, and with the care of a prudent busi-nessman. In particular, the Seller shall procure and guarantee irrespective of fault that the Blick-feld Companies refrain from (and do not undertake to carry out) the following measures during this period, unless explicitly approved at least in text form by the Purchaser in advance:

11.2.1	carry out real estate transactions, in particular acquire, encumber or dispose of real estate or rights equivalent to real estate;

11.2.2	assign or transfer by way of security, pledge or otherwise encumber any tangible or intangible assets, whether or not such assets can be recognised in the balance sheet;

11.2.3
with the exception of current trade payables, in the ordinary course of business and in accord-ance with past business practice, create liabilities, take out loans or other financing or assume liability for third-party liabilities;

11.2.4	open new lines of business or branches, discontinue lines of business or branches or open or close permanent establishments;

11.2.5
establish, acquire or dispose of, or undertake to establish, acquire or dispose of, a company or partnership or an undertaking or parts thereof or an open or silent participation in a company or partnership;

11.2.6
take measures pursuant to the German Reorganisation Act (UmwG), conclude intercompany agreements within the meaning of sections 291 et seqq. German Stock Corporation Act (AktG) or adopt shareholder resolutions amending the articles of association;

11.2.7	allot further Virtual Options in accordance with the VSOP;

11.2.8
outside the ordinary course of business and contrary to past practice, (i) take any action that would result in an increase in cash or inventories, including, without limitation, collecting or sell-ing receivables or entering into similar legal transactions in a manner not consistent with past practice in terms of timing and size, (ii) change accounting methods or liquidity and financial management, including practices relating to factoring, collection of receivables, payment of lia-bilities, acceptance or execution of advance payments, and the granting of discounts and de-ductions, or (iii) make investments in fixed assets; and

11.2.9	resolve upon, declare, contract for or pay dividends or other disclosed or hidden distributions.

11.3
The Seller shall procure and guarantee - on a EUR-for-EUR basis and irrespective of fault-that between the Signing Date and the Closing Date, no Leakage (as defined below) other than Permitted Leakage occurs. "Leakage" shall mean (i) any dividend payment and any declaration of or commitment to pay a dividend or similar distribution by any Blickfeld Company and any reduction or commitment to reduce the paid-up share capital of any Blickfeld Company, (ii) any repayment of principal of any shareholder loan or payment of interest on any such shareholder loan, (iii) any payment of transaction costs and transaction bonuses including brokerage and advisory fees as well as (iv) any payment or performance by any Blickfeld Company or obliga-tion of any Blickfeld Company to pay or perform other than at arms' length, in the ordinary course of business, and in accordance with past practice to (x) the Seller or any direct or indirect share-holder of the Seller or (y) any person affiliated with the Seller or any direct or indirect shareholder of the Seller within the meaning of section 15 German Stock Corporation Act (AktG) ("Affiliate") or (z) any relative within the meaning of section 15 German Fiscal Code (AO) ("Relative") of the Seller or any direct or indirect shareholder of the Seller. "Permitted Leakage" shall mean the payments, performances, payment obligations, and performance obligations disclosed in An-nex 11.3 as well as payments made in accordance with the Insolvency Plan from the insolvency escrow account.

11.4
The Parties shall use their best efforts to obtain investment control clearance for the Transaction or the issuance of a Certificate of non-objection pursuant to Sec. 58 German Foreign Trade and Payments Ordinance (AWV) without undue delay after the Signing Date. The Purchaser shall notify the Transaction to the competent authority/ies. Neither Party shall agree on an extension of a deadline without the prior consent of the other Parties at least in text form. The Seller un-dertakes to provide the Purchaser or its lawyers, as soon as possible after the Signing Date, with all documents, data, and other information which, in the reasonable opinion of the Pur-chaser or its lawyers, are necessary to prepare, amend or supplement the investment control notification/s. The Seller further undertakes, to the extent legally possible, to instruct any Blick-feld Company to provide information to the Purchaser or its lawyers in accordance with the preceding sentence. If and to the extent the competent authority/ies make/s the granting of the clearance of the Transaction to conditions or requirements to be fulfilled by the Purchaser, any of its Affiliates or any Blickfeld Company, the Purchaser shall not be obligated to fulfil such conditions or requirements or to ensure their fulfilment unless such conditions or requirements are reasonable to the Purchaser. If and to the extent the competent authority/ies prohibit/s the Transaction, the Purchaser shall be entitled, and, upon Seller's request and as further specified by the Seller, be obligated, to appeal or seek redress against the prohibition. Upon Purchaser's request and as further specified by the Purchaser, the Seller shall also file any appeal or remedy and/or participate in any appeal or remedy proceedings initiated by the Purchaser.

11.5
In the event that the Company takes out any loan(s) between the Effective Date and the Closing Date, and the Research Allowance 2023 will not be paid out in cash to the Company between the Signing Date and the Closing Date, the Parties agree that the loan(s), including any interest accrued thereon up to and including the Closing Date and any other costs incurred by the Com-pany in connection with the conclusion of the respective loan agreement(s) (together the "New Loans" and each separately a "New Loan") less the difference in the Company's cash position as of the Closing Date and as of the Signing Date (which shall be deemed to be zero in case the cash difference is negative) shall be deducted from the Share Purchase Price (the result to be defined as the "Loan Indemnification Amount").

11.6
In the case that the Research Allowance 2023 will be paid to the Company in cash between the Signing Date and the Closing Date, section 9.7 shall prevail section 11.5 unless section 9.7.9 is applicable ( ROckverweisung).

11.7
The Seller shall ensure that the Company provides the Purchaser with balance sheets evidenc-ing the Company's cash position as of the Signing Date and as of the Closing Date and the Research Allowance 2023 pay-out as well as for the recalculation of the Preliminary VSOP Pay-ment and shall give the Purchaser the opportunity to review, approve, or object to these balance sheets. If the Purchaser does not object within ten Business Days, approval shall be deemed to have been given. The Purchaser shall not unreasonably withhold approval of these balance sheets. The Company's cash position shall include (i) all cash on hand, (ii) all balances held with banks or other credit institutions, and (iii) all cheques received by the Company that are immediately available for deposit or collection.

11.8
For the avoidance of doubt: In any case, the New Loans shall be paid back by the Company. The Purchaser shall ensure that the Company complies in all respects with these New Loans agreements. The Purchaser may, at its own discretion, decide to buy the New Loans receivables at face value as of the Closing Date.

11.9	For clarification purpose, see the following example calculations based on fictitious amounts:

11.9.1
Example 1: EUR 200,000 (New Loan) minus -EUR 20,000 cash difference between Closing Date and Signing Date (EUR 30,000 (Company's cash position as of the Closing Date) minus EUR 50,000 (Company's cash position as of the Signing Date)): Cash position deemed to be zero, i.e. EUR 200,000 minus EUR O = EUR 200,000 (Loan Indemnification Amount to be deducted from the Share Purchase Price). The EUR 200,000 (New Loan) shall be paid by the Company.

11.9.2
Example 2: EUR 200,000 (New Loan) minus EUR 20,000 cash difference between Closing Date and Signing Date (EUR 50,000 (Company's cash position as of the Closing Date) minus EUR 30,000 (Company's cash position as of the Signing Date)): EUR 200,000 minus EUR 20,000 = EUR 180,000 (Loan Indemnification Amount to be deducted from the Share Pur-chase Price). The EUR 200,000 (New Loan) shall be paid by the Company.

12.	Covenants as of Closing

12.1
As of the Closing Date, the Parties will cooperate and assist each other to the extent necessary or appropriate to ensure a smooth transition of the Blickfeld Companies and - indirectly - its business to Purchaser. In particular, after the Closing Date, the Seller shall, to the extent per-mitted by law, provide the Purchaser without undue delay with all information relating to any Blickfeld Company and its business which is (in whatever form) available to them.

12.2
The Seller undertakes to retain an amount of at least EUR 640,000 of the Closing Purchase Price in a separate bank account (the "Retention Account"). The Additional VSOP Payment shall be released two (2) years as of Closing Date from the Retention Account, the difference between the amount of the Retention Account and the Additional VSOP Payment shall be re-tained on the Retention Account until the date the Escrow Amount is released to the Sellers pursuant to the terms of the Escrow Agreement ("Retention Period"). The Seller shall ensure that the Retention Account remains sufficiently funded and liquid throughout the entire Retention Period to cover any potential claims of the Purchaser against the Seller arising out of or in con-nection with this Agreement, in particular any Guarantee Claims, claims based on any indemni-fication provided for in this Agreement, and claims arising out of or in connection with covenants provided for in this Agreement. The Seller shall not withdraw, transfer, pledge, or otherwise dispose of any funds from the Retention Account during the Retention Period, except with the prior written consent of the Purchaser or as expressly provided for in this Agreement. The ex-istence and balance of the Retention Account shall be confirmed in writing by the Seller to the Purchaser upon request at any time during the Retention Period.

12.3
The Purchaser shall provide that the Company will, immediately after Closing Date, notify in text form (email sufficient) the Option Holders of the VSOP in accordance with Section 6.4 of the VSOP, and shall provide evidence of this to the Seller.

12.4
The Purchaser shall ensure that the Company complies in all respects with recital (H) of this Agreement and effects the Preliminary VSOP Payment to the Option Holders of the VSOP in accordance with Section 6.4 of the VSOP and with this Agreement and shall provide evidence of this fulfilment to the Seller. The Purchaser shall further ensure that the Company will not make any Preliminary VSOP Payment to the Option Holders before sending the calculation sheet for any adjustment of the Preliminary VSOP Payment based on the final figures for the formula in Section 7 of the VSOP, to the Seller and giving the Seller the opportunity to review, approve or object the calculation. If the Seller does not object within ten Business Days, the approval shall be deemed to have been given. The Seller shall not unreasonably withhold the approval of the calculation. The same applies to the VSOP Adjustment Payments. The Seller shall indemnify and hold harmless the Purchaser, or upon Purchaser's request the Company, against any amounts to be paid or incurred by the Company and/or the Purchaser arising the Company and/or the Purchaser in connection with the VSOP, in particular from the necessity of an adjust-ment and/or recalculation of the Preliminary VSOP Payment or the VSOP Adjustment Payments to the Option Holders and/or the retention of the Exit Participation of the Option Holders due their participation in Seller's liability for Guarantee Claims and indemnity claims.

13.	Non-Competition, Non-Solicitation

13.1	Non-Competition

13.1.1	For a period of 24 months from the Closing Date, the Seller, Mathias MOiier and Rolf Wojtech, each individually, shall refrain from:

a)
engaging, directly or indirectly, in the subject-matter (sachfichen) and geographical (raumfichen) business field of LiDAR hardware and LiDAR-related software in the ap-plications where any Blickfeld Company is active as and where conducted on the Clos-ing Date ("Competing Activity");

b)
holding, directly or indirectly, any shares or voting rights in any company or partnership engaging, directly or indirectly, in any Competing Activity, except that the acquisition or holding of shares purely for financial investment purposes that do not grant the Seller, directly or indirectly, management functions or any material influence in the competing company or partnership shall be permitted;

c)	acting as a director or officer of a person/company/partnership that, directly or indirectly, carries on a Competing Activity, (in whole or in part) in the field of a Competing Activity; and

d)	making available to any person engaging, directly or indirectly, in any Competing Activity information of a confidential nature such as know-how or trade secrets of any Blickfeld Company.

13.1.2
In case the Seller, Mathias MOiier and/or Rolf Wojtech, each individually, intend to start an ac-tivity that may fall under the non-competition clause in section 13.1.1, they are entitled to request the Purchaser in text form to waive the restriction or to confirm that the non-competition clause in section 13.1.1 does not apply. If the respective requesting Party does not receive an objection by the Purchaser within 20 Business Days after receipt of the request by the requesting Party, the waiver or confirmation shall be deemed to be granted.

13.1.3
Without derogating from any other remedy available to Purchaser by law or equity, if the Seller, Mathias MOiier or Rolf Wojtech breaches its/his obligations under section 13.1.1, the respective breaching Party shall pay to the Purchaser a contractual penalty in the amount of EUR 50,000.00 per breach, unless it was not mutually agreed otherwise between the Purchaser and the respective breaching Party. The Purchaser shall be free to claim further damages and exercise further rights.

13.2	Non-Solicitation

13.2.1	For a period of 24 months from the Closing Date, the Seller, Mathias MOiier and Rolf Wojtech, each individually, shall refrain from:

a)
influencing or attempting to influence a customer, supplier, consultant or other contrac-tual partner of any Blickfeld Company in the field of a Competing Activity with the aim of persuading it to terminate its business relationship with the Company, to reduce the service/trading quantities or to worsen the conditions; and

b)	enticing away or attempting to entice away a present or future employee of any Blickfeld Company who has an employment relationship with any Blickfeld Company already on the Closing Date.

13.2.2	Section 13.1.3 shall apply mutatis mutandis to section 13.2.1.

14.	Settlement

The Seller hereby confirms with binding effect that it and its Affiliates and Relatives as well as the direct and indirect shareholders of the Seller and its Affiliates and Relatives (all aforemen-tioned the "Releasing Parties") have, as of the Closing Date and unless expressly provided otherwise in this Agreement, no claims anymore, whether known or unknown, conditional or unconditional, and irrespective of the legal basis, (in particular claims for salary, reimbursement of expenses, severance payments, transaction bonuses, and consultancy fees) against any Blickfeld Company ("Relevant Claims"). As a precautionary measure, the Seller hereby waives any Relevant Claims they may have and procure and guarantee, irrespective of fault, that the other Releasing Parties also waive any Relevant Claims they may have. To the extent any such waiver is not validly declared or is legally inadmissible, the Seller shall indemnify and hold harm-less (freistel/en) the Purchaser and the Blickfeld Companies from and against any such claims and all damages and expenses (including reasonable costs for advisers) in connection with such claims.

15.	Notifications

15.1	All notices to the Seller, Mathias Muller or Rolf Wojtech in connection with this Agreement shall be addressed in text form (Textform) to:

if to the Seller:

 [***]

E-mail:   [***]

 if to Mathias Muller:

[***]

E-mail: [***]

if to Rolf Wojtech:

E-mail:   [***]

and, for information purposes, to Sellers' legal advisor:

Dr. Frank Roitzsch

[***]

E-mail: [***]

15.2	All notices to Purchaser in connection with this Agreement shall be addressed in text form to:

[***]

c/o Senstar GmbH
E-mail: [***]

and, for information purposes, to Purchaser's legal advisor:

Lars-Alexander Meixner

E-mail: [***]

15.3
The Parties shall immediately and at least in text form notify the other Parties of any changes to their contact details as set out above. Until such notification, the contact details as set out above shall be deemed effective. The receipt of notices in connection with this Agreement by the Par-ties' legal advisors shall not constitute or replace the receipt of the notices by the Parties them-selves.

15.4
If the Seller takes its seat/residence in a place outside Germany, it shall appoint an authorised delivery agent (Zustel/ungsbevollmachtigten) resident in Germany. Until such designation, the Seller shall accept proof of attempted delivery at the previous (domestic) contact address as receipt for the purposes of this Agreement. The same applies to the Purchaser.

16.	Confidentiality

16.1
The Parties undertake to treat the content of this Agreement, the circumstances of its negotia-tion, conclusion, and execution as well as all information obtained in this context about the other Parties and their Affiliates strictly confidential and to protect such information effectively against access by third parties. This obligation does not include information that is publicly known or becomes publicly known without a breach of this obligation or the disclosure of which is required by law, official or court order or capital market-related regulations. In the latter case, the Parties are obligated to inform the other Parties prior to the disclosure and to limit the disclosure to the minimum required by law, official or court order or capital market regulations. The Parties shall be entitled to disclose confidential information (i) to their bodies (in particular supervisory and advisory boards), employees, and advisors and (ii) to their respective Affiliates and their bodies (in particular supervisory and advisory boards), employees, and advisors at any time to the extent necessary for the execution of this Agreement and the legal transactions agreed herein if the recipients are bound to secrecy.

16.2	Press releases, publications or communications require the prior consent of the Parties in text form.

17.	Costs

17.1
All costs arising in connection with the preparation, negotiation, conclusion, and consummation of this Agreement or the transaction/s contemplated herein, including the fees and expenses of advisors, shall be borne by the Party who commissioned such costs.

17.2
The Purchaser shall bear all transfer taxes arising from the conclusion or consummation of this Agreement or the transaction/s contemplated herein; VAT shall be governed exclusively by sec-tion 2.7. The Purchaser shall also bear the costs of the notarisation of this Agreement and the official fees for the German investment control clearance.

18.	Miscellaneous

18.1
This Agreement and its Annexes and Appendixes contain all agreements between the Parties relating to the subject matter of this Agreement and insofar take precedence over all oral and written declarations of intent or other declarations/agreements made by the Parties in connec-tion with the negotiation of this Agreement. Any modification, amendment or termination of this Agreement (including this section 18.1 itself) shall be in writing unless a stricter form is required by law.

18.2
Rights and obligations out of or in connection with this Agreement and the transaction/s con-templated herein may not be assigned or transferred, in whole or in part, without the prior con-sent, at least in text form, of the other Parties.

18.3	Claims of third parties shall only be created by this Agreement if and to the extent expressly provided for by this Agreement (kein Vertrag zugunsten Drifter).

18.4
Where an English phrase in this Agreement is followed by a German phrase in parenthesis and in italics, the German phrase and not the English phrase to which it relates shall prevail through-out this Agreement. Any definition in this Agreement is also applicable to its Annexes and Ap-pendixes.

18.5
Except as otherwise expressly provided in this Agreement, neither Party shall be entitled (i) to set off any rights or claims of any other Party out of or in connection with this Agreement against any rights or claims of its own or (ii) to refuse performance of any obligation under this Agree-ment on the grounds that it has a right of retention, unless the rights or claims of the Party asserting a right of set-off or retention have been recognised by the other Party at least in text form or have been established by a final decision of a competent court.

18.6
It is the mutual understanding of the Parties, that this Agreement is governed by the laws of the Federal Republic of Germany, and the UN Convention on Contracts for the International Sale of Goods and other international uniform law is not applicable.

18.7
Exclusive jurisdiction, also internationally, regarding all disputes arising out of or in connection with this Agreement or its validity shall, to the extent permissible, be Frankfurt am Main, Ger-many.

18.8
If any provision of this Agreement is or becomes void, invalid or unenforceable in whole or in part, the validity and enforceability of all remaining provisions shall not be affected. The Parties shall, to the extent permitted by law, replace the void, ineffective or unenforceable provision with a valid and enforceable provision that comes as close as possible to the economic purpose of the void, ineffective or unenforceable provision in terms of subject matter, extent, time, place and scope. The same shall apply to the filling of any unintended gaps in this Agreement.